UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2020 (Six months ended September 30, 2020) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 12, 2020

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 27, 2020	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		December 7, 2020
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2020 (for the six months ended September 30, 2020)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2020	1,576,761	(20.6)	267,610	(32.5)	215,523	(25.0)
1H F2019	1,987,425	(0.3)	396,471	(15.0)	287,668	(19.9)

Note:	Comprehensive Income: 1H F2020: ¥376,172 million, 97.5%; 1H F2019: ¥190,448 million, (19.2)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2020	84.99	84.98
1H F2019	113.43	113.42

Note:

MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.

The impact from the share consolidation is reflected in Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock.

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2020	221,045,717	8,905,205	3.9
Fiscal 2019	214,659,077	8,663,847	3.9

Reference:	Own Capital: As of September 30, 2020: ¥8,802,877 million; As of March 31, 2020: ¥8,553,971 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2019	—	3.75	—	3.75	7.50
Fiscal 2020	—	3.75
Fiscal 2020 (estimate)			—	37.50	—

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No
2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.

The impact from the share consolidation is reflected in the estimate of Cash Dividends per Share of Common Stock for the end of fiscal 2020. If the share consolidation were not taken into consideration, it would be ¥3.75.

In addition, MHFG left the value of total annual dividend blank (—) as it is inappropriate simply to total the value of the dividend at the end of the first half of fiscal 2020 and the value of the dividend at the end of the fiscal 2020.

3. Consolidated Earnings Estimates for Fiscal 2020 (for the fiscal year ending March 31, 2021)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2020	350,000	(21.9)	138.02

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2020: Yes

Following the result from 1H,MHFG revised Consolidated Earnings Estimates for fiscal 2020 (for the fiscal year ending March 31, 2021).

Profit Attributable to Owners of Parent: The latest announced estimates: ¥320,000 million, Revised estimates: ¥350,000 million, Changes from the original estimates: ¥30,000 million, 9.3%

2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. The number of share of common stock used in above per share information is based on the weighted average of the average number of outstanding shares during 1H and the number of outstanding shares as of September 30, 2020 (which is used as a proxy for the average number of outstanding shares during 2H).

If the share consolidation were not taken into consideration, the Consolidated Earnings Estimates for Net Income per Share of Common Stock for Fiscal 2020 (for the fiscal year ending March 31, 2021) would be ¥13.80.

Notes

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

i.	Changes in accounting policies due to revisions of accounting standards: No

ii.	Changes in accounting policies other than i above: Yes

iii.	Changes in accounting estimates: No

iv.	Restatements: No

Note:	For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(3) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of September 30, 2020	2,539,249,894 shares	As of March 31, 2020	2,539,249,894 shares
ii. Period-end treasury stock:	As of September 30, 2020	3,868,308 shares	As of March 31, 2020	3,210,681 shares
iii. Average outstanding shares:	1st Half Fiscal 2020	2,535,837,918 shares	1st Half Fiscal 2019	2,535,955,016 shares

Note:

MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. The impact from the share consolidation is reflected in the number of Period-end issued shares (including treasury stock), Period-end treasury stock and Average outstanding shares.

This immediate release is outside the scope of semi-annual audit by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Interim Consolidated Financial Statements and Others	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Consolidated Statements of Changes in Net Assets	p.1-7
	(4) Note for Assumption of Going Concern	p.1-8
ø SELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2020

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Thursday, November 19, 2020. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Accounting Standard for Fair Value Measurement and Others)

MHFG has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30 July 4, 2019) and others from the beginning of the interim period ended September 30, 2020.

In accordance with Article 8 of “Accounting Standard for Fair Value Measurement”, the fair value adjustment method used to determine the fair value of derivatives is revised to maximize the use of relevant observable inputs estimated from derivatives and others traded in the market.

In accordance with Article 20 of “Accounting Standard for Fair Value Measurement”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2020.

As a result, Retained Earnings decreased by ¥32,639 million, Trading Assets decreased by ¥50,380 million, Derivatives other than for Trading Assets decreased by ¥6,379 million, Trading Liabilities decreased by ¥6,529 million, Derivatives other than for Trading Liabilities decreased by ¥3,184 million, Deferred Tax Assets increased by ¥14,405 million, and Net Assets per Share decreased by ¥12.87 as of April 1, 2020. The share consolidation was taken place at a ratio of ten pre-consolidation shares to one post-consolidation share on October 1, 2020. Net Asset per share is calculated under the assumption that the share consolidation had been taken place at the beginning of fiscal 2019.

And in accordance with the transitional treatment set forth in Article 19 of “Accounting Standard for Fair Value Measurement” and Article 44-2 of “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019), MHFG has applied a new accounting policy prescribed by “Accounting Standard for Fair Value Measurement” and others from the interim period ended September 30, 2020.

As a result, in principle, while fair value of Japanese stocks was previously determined based on the average quoted market price over the month preceding the interim consolidated balance sheet date, from the end of the interim period ended September 30, 2020, fair value of Japanese stocks is determined based on the quoted market price as of the interim consolidated balance sheet date.

1-2

Mizuho Financial Group, Inc.

2. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2020	As of September 30, 2020
Assets
Cash and Due from Banks	¥41,069,745	¥42,498,278
Call Loans and Bills Purchased	584,686	243,267
Receivables under Resale Agreements	18,581,488	12,666,551
Guarantee Deposits Paid under Securities Borrowing Transactions	2,243,161	2,190,799
Other Debt Purchased	2,688,273	2,676,047
Trading Assets	13,248,734	14,564,434
Money Held in Trust	411,847	471,782
Securities	34,907,234	43,314,534
Loans and Bills Discounted	83,468,185	86,501,633
Foreign Exchange Assets	2,044,415	1,936,636
Derivatives other than for Trading Assets	1,944,060	1,439,293
Other Assets	5,206,121	4,413,001
Tangible Fixed Assets	1,103,622	1,101,614
Intangible Fixed Assets	636,139	619,695
Net Defined Benefit Asset	846,782	924,167
Deferred Tax Assets	32,493	23,368
Customers’ Liabilities for Acceptances and Guarantees	6,066,527	5,938,130
Reserves for Possible Losses on Loans	(424,446)	(477,516)
Reserve for Possible Losses on Investments	—	(0)

Total Assets	¥214,659,077	¥221,045,717

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2020	As of September 30, 2020
Liabilities
Deposits	¥131,189,673	¥134,665,825
Negotiable Certificates of Deposit	13,282,561	14,201,308
Call Money and Bills Sold	2,263,076	1,903,686
Payables under Repurchase Agreements	17,971,098	19,326,350
Guarantee Deposits Received under Securities Lending Transactions	1,108,255	1,244,440
Commercial Paper	411,089	921,282
Trading Liabilities	9,604,890	8,487,342
Borrowed Money	5,209,947	7,275,166
Foreign Exchange Liabilities	509,405	402,476
Short-term Bonds	373,658	331,447
Bonds and Notes	8,906,432	9,639,781
Due to Trust Accounts	1,055,510	1,336,263
Derivatives other than for Trading Liabilities	1,619,151	1,274,444
Other Liabilities	6,111,195	4,815,831
Reserve for Bonus Payments	75,175	55,860
Reserve for Variable Compensation	2,559	1,467
Net Defined Benefit Liability	62,113	71,950
Reserve for Director and Corporate Auditor Retirement Benefits	944	635
Reserve for Possible Losses on Sales of Loans	637	1,142
Reserve for Contingencies	6,443	4,180
Reserve for Reimbursement of Deposits	27,851	25,205
Reserve for Reimbursement of Debentures	18,672	17,663
Reserves under Special Laws	2,509	2,506
Deferred Tax Liabilities	53,150	133,564
Deferred Tax Liabilities for Revaluation Reserve for Land	62,695	62,555
Acceptances and Guarantees	6,066,527	5,938,130

Total Liabilities	¥205,995,229	¥212,140,512

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,136,467	1,135,948
Retained Earnings	4,174,190	4,260,606
Treasury Stock	(6,414)	(7,025)

Total Shareholders’ Equity	7,561,010	7,646,297

Net Unrealized Gains (Losses) on Other Securities	823,085	1,038,781
Deferred Gains or Losses on Hedges	72,081	66,262
Revaluation Reserve for Land	136,655	137,834
Foreign Currency Translation Adjustments	(133,178)	(170,773)
Remeasurements of Defined Benefit Plans	94,317	84,475

Total Accumulated Other Comprehensive Income	992,960	1,156,580

Stock Acquisition Rights	213	134
Non-Controlling Interests	109,662	102,192

Total Net Assets	8,663,847	8,905,205

Total Liabilities and Net Assets	¥214,659,077	¥221,045,717

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Ordinary Income	¥1,987,425	¥1,576,761
Interest Income	1,062,855	693,651
Interest on Loans and Bills Discounted	646,722	490,811
Interest and Dividends on Securities	138,351	122,600
Fiduciary Income	27,756	27,143
Fee and Commission Income	360,492	397,087
Trading Income	194,433	238,219
Other Operating Income	224,188	156,922
Other Ordinary Income	117,699	63,736
Ordinary Expenses	1,590,953	1,309,150
Interest Expenses	686,238	253,522
Interest on Deposits	261,393	91,376
Fee and Commission Expenses	84,392	77,475
Trading Expenses	2,533	1,455
Other Operating Expenses	65,839	68,248
General and Administrative Expenses	670,592	681,287
Other Ordinary Expenses	81,357	227,161

Ordinary Profits	396,471	267,610

Extraordinary Gains	1,252	72,735
Extraordinary Losses	6,252	6,955

Income before Income Taxes	391,471	333,391

Income Taxes:
Current	85,576	74,186
Deferred	10,593	41,813

Total Income Taxes	96,169	116,000

Profit	295,302	217,390

Profit Attributable to Non-controlling Interests	7,633	1,867

Profit Attributable to Owners of Parent	¥287,668	¥215,523

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Profit	¥295,302	¥217,390
Other Comprehensive Income	(104,853)	158,782
Net Unrealized Gains (Losses) on Other Securities	(122,173)	212,348
Deferred Gains or Losses on Hedges	74,719	(5,843)
Foreign Currency Translation Adjustments	(34,547)	(36,529)
Remeasurements of Defined Benefit Plans	(20,957)	(9,851)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,894)	(1,341)

Comprehensive Income	190,448	376,172

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	184,486	377,963
Comprehensive Income Attributable to Non-controlling Interests	5,962	(1,791)

1-6

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2019

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034
Changes during the period
Cash Dividends			(95,197)		(95,197)
Profit Attributable to Owners of Parent			287,668		287,668
Repurchase of Treasury Stock				(1,850)	(1,850)
Disposition of Treasury Stock		(625)		2,744	2,119
Transfer from Revaluation Reserve for Land			55		55
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(885)			(885)
Transfer from Retained Earnings to Capital Surplus		611	(611)		—
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	—	(899)	191,915	893	191,910

Balance as of the end of the period	2,256,767	1,137,550	4,107,437	(6,809)	7,494,945

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038
Changes during the period
Cash Dividends									(95,197)
Profit Attributable to Owners of Parent									287,668
Repurchase of Treasury Stock									(1,850)
Disposition of Treasury Stock									2,119
Transfer from Revaluation Reserve for Land									55
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(885)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	(119,652)	74,670	(55)	(37,096)	(21,104)	(103,238)	(493)	(308,279)	(412,010)
Total Changes during the period	(119,652)	74,670	(55)	(37,096)	(21,104)	(103,238)	(493)	(308,279)	(220,100)

Balance as of the end of the period	1,066,749	52,387	137,716	(148,153)	233,831	1,342,532	213	136,245	8,973,937

1-7

Mizuho Financial Group, Inc.

For the six months ended September 30, 2020

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010
Cumulative Effects of Changes in Accounting Policies			(32,639)		(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,136,467	4,141,550	(6,414)	7,528,370
Changes during the period
Cash Dividends			(95,208)		(95,208)
Profit Attributable to Owners of Parent			215,523		215,523
Repurchase of Treasury Stock				(1,995)	(1,995)
Disposition of Treasury Stock		(80)		1,385	1,305
Transfer from Revaluation Reserve for Land			(1,178)		(1,178)
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(519)			(519)
Transfer from Retained Earnings to Capital Surplus		80	(80)		—
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	—	(519)	119,056	(610)	117,926

Balance as of the end of the period	2,256,767	1,135,948	4,260,606	(7,025)	7,646,297

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
Balance as of the beginning of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847
Cumulative Effects of Changes in Accounting Policies						—			(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,631,208
Changes during the period
Cash Dividends									(95,208)
Profit Attributable to Owners of Parent									215,523
Repurchase of Treasury Stock									(1,995)
Disposition of Treasury Stock									1,305
Transfer from Revaluation Reserve for Land									(1,178)
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(519)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	215,696	(5,819)	1,178	(37,594)	(9,842)	163,619	(79)	(7,469)	156,070
Total Changes during the period	215,696	(5,819)	1,178	(37,594)	(9,842)	163,619	(79)	(7,469)	273,997

Balance as of the end of the period	1,038,781	66,262	137,834	(170,773)	84,475	1,156,580	134	102,192	8,905,205

(4) Note for Assumption of Going Concern

There is no applicable information.

1-8

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2020

(Six months ended September 30, 2020)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc.,  Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2020	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-13

8. Employee Retirement Benefits	NON	CON	2-14

9. Capital Ratio	CON	NON	2-17

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2-18

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-20

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2-21

4. Status of Non Performing Loans based on the Financial Reconstruction Act(“FRA”)	CON	NON	2-22

5. Coverage on Non Performing Loans based on the FRA	NON		2-24

6. Overview of Non-Performing Loans(“NPLs”)	NON		2-27

7. Results of Removal of NPLs from the Balance Sheet	NON		2-28

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2-29

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry	NON		2-31

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-32

(2) Loans to SMEs and Individual Customers	NON		2-32

10. Status of Loans by Region	NON		2-33

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-36

2. Number of Directors and Employees			2-37

3. Number of Offices			2-37

4. Earnings Plan for Fiscal 2020	CON	NON	2-38

Attachments	Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	2-39

Comparison of Non-Consolidated Statements of Income (selected items)	2-40

Mizuho Trust & Banking Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	2-41

Comparison of Non-Consolidated Statements of Income (selected items)	2-42

Statement of Trust Assets and Liabilities	2-43

Comparison of Balances of Principal Items	2-44

Mizuho Securities Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	2-45

Comparison of Non-Consolidated Statements of Income (selected items)	2-46

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2020

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2020		First Half of Fiscal 2019
			Change
Consolidated Gross Profits	1	1,112,323	81,600	1,030,722
Net Interest Income	2	440,129	63,512	376,617
Fiduciary Income	3	27,143	(612)	27,756
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	319,611	43,511	276,100
Net Trading Income	6	236,764	44,864	191,899
Net Other Operating Income	7	88,673	(69,675)	158,349
General and Administrative Expenses	8	(681,287)	(10,695)	(670,592)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(84,777)	(65,635)	(19,142)
Losses on Write-offs of Loans	10	(7,444)	5,556	(13,001)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	3,555	(4,360)	7,915
Net Gains (Losses) related to Stocks	12	(69,490)	(116,909)	47,418
Equity in Income from Investments in Affiliates	13	11,559	(7,549)	19,109
Other	14	(24,271)	(5,312)	(18,959)

Ordinary Profits	15	267,610	(128,861)	396,471

Net Extraordinary Gains (Losses)	16	65,780	70,780	(5,000)
Income before Income Taxes	17	333,391	(58,080)	391,471
Income Taxes—Current	18	(74,186)	11,389	(85,576)
— Deferred	19	(41,813)	(31,220)	(10,593)
Profit	20	217,390	(77,911)	295,302
Profit Attributable to Non-controlling Interests	21	(1,867)	5,766	(7,633)

Profit Attributable to Owners of Parent	22	215,523	(72,145)	287,668

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(81,222)	(69,995)	(11,226)

Credit-related Costs [23] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	24	438,448	89,612	348,836

Consolidated Net Business Profits [24] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	153	31	122
Number of affiliates under the equity method	26	26	—	26

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2020				First Half
		MHBK	MHTB	Aggregate Figures	Change	of Fiscal 2019
Gross Profits	1	694,993	59,926	754,920	20,916	734,004
Domestic Gross Profits	2	334,010	51,978	385,989	(26,688)	412,677
Net Interest Income	3	198,312	10,153	208,466	(16,811)	225,277
Fiduciary Income	4		27,277	27,277	(641)	27,919
Trust Fees for Jointly Operated Designated Money Trust	5		2,024	2,024	(151)	2,175
Credit Costs for Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	130,100	12,623	142,724	19,141	123,582
Net Trading Income (2)	8	9,966	1,172	11,139	5,333	5,806
Net Other Operating Income	9	(4,369)	751	(3,618)	(33,710)	30,092
International Gross Profits	10	360,983	7,947	368,930	47,604	321,326
Net Interest Income	11	179,471	3,313	182,785	68,576	114,208
Net Fee and Commission Income	12	71,830	(352)	71,477	5,247	66,230
Net Trading Income (2)	13	63,299	(683)	62,615	681	61,933
Net Other Operating Income	14	46,381	5,670	52,051	(26,900)	78,952
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(399,162)	(41,098)	(440,260)	9,633	(449,894)
Expense Ratio	16	57.4%	68.5%	58.3%	(2.9%)	61.2%
Personnel Expenses	17	(154,180)	(19,590)	(173,771)	7,784	(181,555)
Non-Personnel Expenses	18	(220,976)	(19,848)	(240,825)	662	(241,488)
Premium for Deposit Insurance	19	(16,083)	(636)	(16,720)	(503)	(16,216)
Miscellaneous Taxes	20	(24,005)	(1,659)	(25,664)	1,186	(26,851)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	295,831	18,828	314,659	30,549	284,109

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (3)	22	257,750	12,425	270,176	82,728	187,447

Excluding Net Gains (Losses) from redemption of Investment Trusts	23	256,064	11,923	267,988	82,552	185,435

Reversal of (Provision for) General Reserve for Losses on Loans	24	(60,866)	—	(60,866)	(47,525)	(13,341)

Net Business Profits	25	234,964	18,828	253,792	(16,975)	270,768

Net Gains (Losses) related to Bonds	26	38,080	6,402	44,483	(52,178)	96,661
Net Non-Recurring Gains (Losses)	27	(102,437)	(3,009)	(105,446)	(151,788)	46,341
Net Gains (Losses) related to Stocks	28	(72,385)	(2,932)	(75,317)	(118,537)	43,220
Expenses related to Portfolio Problems	29	(21,981)	(0)	(21,981)	(13,317)	(8,664)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	3,121	247	3,368	(3,597)	6,965
Other	31	(11,191)	(323)	(11,515)	(16,335)	4,820

Ordinary Profits	32	132,527	15,819	148,346	(168,763)	317,110

Net Extraordinary Gains (Losses)	33	51,998	5,862	57,860	62,675	(4,815)
Net Gains (Losses) on Disposition of Fixed Assets	34	1,229	(375)	853	1,659	(805)
Losses on Impairment of Fixed Assets	35	(761)	—	(761)	3,248	(4,010)
Accumulation (Amortization) of Unrecognized Prior Service Cost	36	45,822	6,569	52,391	52,391	—
Gains on Cancellation of Employee Retirement Benefit Trust	37	7,895	—	7,895	7,895	—
Losses on Transfer to Defined Contribution Pension Plan	38	(2,187)	(331)	(2,519)	(2,519)	—
Income before Income Taxes	39	184,525	21,681	206,206	(106,087)	312,294
Income Taxes—Current	40	(46,504)	(2,181)	(48,685)	20,387	(69,073)
—Deferred	41	(28,298)	(3,796)	(32,094)	(23,570)	(8,523)

Net Income	42	109,722	15,704	125,426	(109,271)	234,697

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]

      =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	43	(79,726)	247	(79,479)	(64,440)	(15,039)

Credit-related Costs [43] = Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	44		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	45	(60,866)	219	(60,647)	(47,306)	(13,341)
Losses on Write-offs of Loans	46	(3,958)	0	(3,958)	647	(4,605)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	47	(15,438)	27	(15,411)	(18,866)	3,455
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	48	—	—	—	(4)	4
Reversal of (Provision for) Reserve for Contingencies	49	1,120	—	1,120	1,319	(198)
Other (including Losses on Sales of Loans)	50	(583)	—	(583)	(229)	(353)
Total	51	(79,726)	247	(79,479)	(64,440)	(15,039)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2020		First Half of
			Change	Fiscal 2019
Gross Profits	1	694,993	25,825	669,168
Domestic Gross Profits	2	334,010	(17,218)	351,229
Net Interest Income	3	198,312	(15,299)	213,612
Net Fee and Commission Income	4	130,100	18,331	111,768
Net Trading Income	5	9,966	11,857	(1,890)
Net Other Operating Income	6	(4,369)	(32,107)	27,738
International Gross Profits	7	360,983	43,043	317,939
Net Interest Income	8	179,471	67,060	112,411
Net Fee and Commission Income	9	71,830	5,327	66,502
Net Trading Income	10	63,299	(5,835)	69,135
Net Other Operating Income	11	46,381	(23,507)	69,889
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(399,162)	9,407	(408,569)
Expense Ratio	13	57.4%	(3.6%)	61.0%
Personnel Expenses	14	(154,180)	7,537	(161,718)
Non-Personnel Expenses	15	(220,976)	630	(221,607)
Premium for Deposit Insurance	16	(16,083)	(514)	(15,569)
Miscellaneous Taxes	17	(24,005)	1,238	(25,243)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	295,831	35,232	260,598

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	257,750	82,550	175,200

Excluding Net Gains (Losses) from redemption of Investment Trusts	20	256,064	82,772	173,292

Reversal of (Provision for) General Reserve for Losses on Loans	21	(60,866)	(47,619)	(13,247)

Net Business Profits	22	234,964	(12,387)	247,351

Net Gains (Losses) related to Bonds	23	38,080	(47,318)	85,398

Net Non-Recurring Gains (Losses)	24	(102,437)	(150,492)	48,055
Net Gains (Losses) related to Stocks	25	(72,385)	(116,012)	43,626
Expenses related to Portfolio Problems	26	(21,981)	(13,272)	(8,709)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	3,121	(3,819)	6,941
Other	28	(11,191)	(17,388)	6,196

Ordinary Profits	29	132,527	(162,880)	295,407

Net Extraordinary Gains (Losses)	30	51,998	57,300	(5,301)
Net Gains (Losses) on Disposition of Fixed Assets	31	1,229	2,862	(1,632)
Losses on Impairment of Fixed Assets	32	(761)	2,907	(3,669)
Accumulation (Amortization) of Unrecognized Prior Service Cost	33	45,822	45,822	—
Gains on Cancellation of Employee Retirement Benefit Trust	34	7,895	7,895	—
Losses on Transfer to Defined Contribution Pension Plan	35	(2,187)	(2,187)	—
Income before Income Taxes	36	184,525	(105,580)	290,105
Income Taxes—Current	37	(46,504)	19,460	(65,965)
—Deferred	38	(28,298)	(23,293)	(5,004)

Net Income	39	109,722	(109,413)	219,135

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19]

      =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	40	(79,726)	(64,711)	(15,014)

Credit-related Costs [40] =  Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

Reference: Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	41	(60,866)	(47,619)	(13,247)
Losses on Write-offs of Loans	42	(3,958)	671	(4,630)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(15,438)	(18,848)	3,410
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	(4)	4
Reversal of (Provision for) Reserve for Contingencies	45	1,120	1,319	(198)
Other (including Losses on Sales of Loans)	46	(583)	(229)	(353)
Total	47	(79,726)	(64,711)	(15,014)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking Non-Consolidated
		(Millions of yen)
		First Half of Fiscal 2020		First Half of
			Change	Fiscal 2019
Gross Profits	1	59,926	(4,908)	64,835
Domestic Gross Profits	2	51,978	(9,469)	61,448
Net Interest Income	3	10,153	(1,511)	11,665
Fiduciary Income	4	27,277	(641)	27,919
Trust Fees for Jointly Operated Designated Money Trust	5	2,024	(151)	2,175
Credit Costs for Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	12,623	810	11,813
Net Trading Income (2)	8	1,172	(6,524)	7,696
Net Other Operating Income	9	751	(1,602)	2,353
International Gross Profits	10	7,947	4,560	3,387
Net Interest Income	11	3,313	1,516	1,797
Net Fee and Commission Income	12	(352)	(80)	(271)
Net Trading Income (2)	13	(683)	6,517	(7,201)
Net Other Operating Income	14	5,670	(3,392)	9,063
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(41,098)	226	(41,324)
Expense Ratio	16	68.5%	4.8%	63.7%
Personnel Expenses	17	(19,590)	246	(19,836)
Non-Personnel Expenses	18	(19,848)	31	(19,880)
Premium for Deposit Insurance	19	(636)	10	(647)
Miscellaneous Taxes	20	(1,659)	(51)	(1,607)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	18,828	(4,682)	23,510

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (3)	22	12,425	178	12,247

Excluding Net Gains (Losses) from redemption of Investment Trusts	23	11,923	(219)	12,143

Reversal of (Provision for) General Reserve for Losses on Loans	24	—	94	(94)

Net Business Profits	25	18,828	(4,587)	23,416

Net Gains (Losses) related to Bonds	26	6,402	(4,860)	11,263

Net Non-Recurring Gains (Losses)	27	(3,009)	(1,295)	(1,713)
Net Gains (Losses) related to Stocks	28	(2,932)	(2,525)	(406)
Expenses related to Portfolio Problems	29	(0)	(45)	45
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	247	222	24
Other	31	(323)	1,052	(1,376)

Ordinary Profits	32	15,819	(5,883)	21,702

Net Extraordinary Gains (Losses)	33	5,862	5,375	486
Net Gains (Losses) on Disposition of Fixed Assets	34	(375)	(1,203)	827
Losses on Impairment of Fixed Assets	35	—	341	(341)
Accumulation (Amortization) of Unrecognized Prior Service Cost	36	6,569	6,569	—
Losses on Transfer to Defined Contribution Pension Plan	37	(331)	(331)	—
Income before Income Taxes	38	21,681	(507)	22,188
Income Taxes—Current	39	(2,181)	926	(3,107)
—Deferred	40	(3,796)	(277)	(3,519)

Net Income	41	15,704	142	15,562

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]

      =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	42	247	271	(24)

Credit-related Costs [42] =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	43	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	44	219	313	(94)
Losses on Write-offs of Loans	45	0	(24)	24
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	46	27	(17)	45
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	47	—	—	—
Reversal of (Provision for) Reserve for Contingencies	48	—	—	—
Other (including Losses on Sales of Loans)	49	—	—	—
Total	50	247	271	(24)

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations) Non-Consolidated
			(%)
			First Half of Fiscal 2020		First Half of Fiscal 2019
Mizuho Bank				Change
Return on Interest-Earning Assets		1	0.37	(0.06)	0.44
Return on Loans and Bills Discounted (1)		2	0.71	(0.05)	0.77
Return on Securities		3	0.21	(0.23)	0.45
Cost of Funding (including Expenses)		4	0.56	(0.05)	0.62
Cost of Deposits (including Expenses)		5	0.56	(0.06)	0.62
Cost of Deposits (2)		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.52	(0.07)	0.59

Net Interest Margin	(1)-(4)	8	(0.18)	0.00	(0.18)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.15	0.00	0.14
Loan and Deposit Rate Margin	(2)-(6)	10	0.71	(0.05)	0.76

(1)  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

(2)  Deposits include Negotiable Certificates of Deposit (“NCDs”).

Reference: After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		11	0.73	(0.05)	0.79
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.17	0.00	0.17
Loan and Deposit Rate Margin	(11)-(6)	13	0.73	(0.05)	0.79

			(%)
Mizuho Trust & Banking			First Half of Fiscal 2020		First Half of Fiscal 2019
				Change
Return on Interest-Earning Assets		14	0.45	(0.03)	0.49
Return on Loans and Bills Discounted (1)		15	0.57	(0.02)	0.59
Return on Securities		16	1.12	(0.29)	1.41
Cost of Funding		17	0.10	0.01	0.09
Cost of Deposits (2)		18	0.01	0.00	0.01

Net Interest Margin	(14)-(17)	19	0.35	(0.04)	0.40
Loan and Deposit Rate Margin	(15)-(18)	20	0.56	(0.01)	0.58

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). (2) Deposits include NCDs. Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.60	(0.01)	0.61
Loan and Deposit Rate Margin	(21)-(18)	22	0.59	(0.01)	0.60

Reference			(%)
			First Half of Fiscal 2020		First Half of Fiscal 2019
Aggregate Figures for the 2 Banks				Change
Return on Loans and Bills Discounted (1)		23	0.70	(0.05)	0.76
Cost of Deposits (2)		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.70	(0.05)	0.75

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). (2) Deposits include NCDs. Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.73	(0.05)	0.78
Loan and Deposit Rate Margin	(26)-(24)	27	0.72	(0.05)	0.78

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2020
			Change		First Half of Fiscal 2019
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total
Use of Funds	177,251,209	0.66	23,674,077	(0.45)	153,577,132	1.12
Loans and Bills Discounted	84,756,413	1.01	8,273,826	(0.50)	76,482,587	1.52
Securities	36,991,118	0.60	9,004,889	(0.35)	27,986,229	0.96

Source of Funds	175,882,935	0.24	22,715,359	(0.46)	153,167,575	0.70
Deposits	131,784,993	0.11	12,819,635	(0.29)	118,965,358	0.41
NCDs	13,547,661	0.24	(92,575)	(0.74)	13,640,237	0.99

Domestic Operations
Use of Funds	118,302,201	0.37	11,123,822	(0.06)	107,178,379	0.44
Loans and Bills Discounted	53,806,290	0.70	5,170,930	(0.05)	48,635,360	0.76
Securities	22,214,688	0.21	4,302,242	(0.23)	17,912,446	0.45

Source of Funds	117,087,466	0.04	10,409,632	0.00	106,677,834	0.04
Deposits	101,431,176	0.00	8,460,797	(0.00)	92,970,378	0.00
NCDs	7,900,656	0.00	726,418	(0.00)	7,174,237	0.00

International Operations
Use of Funds	60,129,817	1.23	10,668,504	(1.31)	49,461,312	2.54
Loans and Bills Discounted	30,950,123	1.55	3,102,896	(1.29)	27,847,227	2.84
Securities	14,776,429	1.18	4,702,646	(0.67)	10,073,782	1.85

Source of Funds	59,976,279	0.63	10,423,978	(1.44)	49,552,301	2.08
Deposits	30,353,817	0.50	4,358,837	(1.36)	25,994,980	1.87
NCDs	5,647,005	0.59	(818,993)	(1.50)	6,465,999	2.09

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)
	(Millions of yen, %)
	First Half of Fiscal 2020
			Change		First Half of Fiscal 2019
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total
Use of Funds	6,298,815	0.57	(50,051)	(0.05)	6,348,866	0.63
Loans and Bills Discounted	3,504,375	0.62	124,626	(0.11)	3,379,749	0.74
Securities	875,944	1.40	(4,788)	(0.07)	880,732	1.47

Source of Funds	6,394,023	0.14	(401,124)	(0.05)	6,795,148	0.19
Deposits	3,115,718	0.01	(363,241)	(0.00)	3,478,959	0.02
NCDs	563,051	0.00	114,741	(0.00)	448,309	0.01

Domestic Operations
Use of Funds	5,734,692	0.45	(159,767)	(0.03)	5,894,459	0.49
Loans and Bills Discounted	3,364,372	0.57	185,141	(0.02)	3,179,231	0.59
Securities	431,388	1.12	(153,633)	(0.29)	585,021	1.41

Source of Funds	5,796,911	0.10	(530,388)	0.01	6,327,299	0.09
Deposits	3,112,108	0.01	(358,923)	(0.00)	3,471,032	0.01
NCDs	563,051	0.00	114,741	(0.00)	448,309	0.01

International Operations
Use of Funds	611,073	1.65	96,500	(0.57)	514,572	2.22
Loans and Bills Discounted	140,003	1.88	(60,514)	(1.20)	200,517	3.09
Securities	444,556	1.67	148,845	0.06	295,711	1.60

Source of Funds	644,062	0.54	116,048	(0.94)	528,013	1.48
Deposits	3,609	0.13	(4,317)	(1.44)	7,927	1.57
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2020		First Half of Fiscal 2019
		Change
Net Gains (Losses) related to Bonds	45,279	(51,493)	96,773
Gains on Sales and Others	77,301	(66,062)	143,364
Losses on Sales and Others	(29,912)	13,400	(43,312)
Impairment (Devaluation)	(3,048)	(2,293)	(754)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0)	(0)	—
Gains (Losses) on Derivatives other than for Trading	938	3,462	(2,523)

	First Half of Fiscal 2020		First Half of Fiscal 2019
		Change
Net Gains (Losses) related to Stocks	(69,490)	(116,909)	47,418
Gains on Sales	44,129	(42,568)	86,698
Losses on Sales	(24,008)	(3,004)	(21,004)
Impairment (Devaluation)	(62,682)	(52,652)	(10,030)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(26,929)	(18,682)	(8,246)
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	First Half of Fiscal 2020		First Half of Fiscal 2019
		Change
Net Gains (Losses) related to Bonds	44,483	(52,178)	96,661
Gains on Sales and Others	77,284	(66,355)	143,639
Losses on Sales and Others	(30,731)	12,971	(43,702)
Impairment (Devaluation)	(3,017)	(2,266)	(751)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	947	3,471	(2,523)

	First Half of Fiscal 2020		First Half of Fiscal 2019
		Change
Net Gains (Losses) related to Stocks	(75,317)	(118,537)	43,220
Gains on Sales	38,333	(41,140)	79,474
Losses on Sales	(20,814)	(379)	(20,435)
Impairment (Devaluation)	(65,818)	(58,810)	(7,008)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(89)	475	(565)
Gains (Losses) on Derivatives other than for Trading	(26,929)	(18,682)	(8,246)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank
	(Millions of yen)
	First Half of Fiscal 2020		First Half of Fiscal 2019
		Change
Net Gains (Losses) related to Bonds	38,080	(47,318)	85,398
Gains on Sales and Others	69,665	(58,914)	128,580
Losses on Sales and Others	(29,689)	11,742	(41,431)
Impairment (Devaluation)	(3,017)	(2,265)	(751)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1,121	2,119	(998)

	First Half of Fiscal 2020		First Half of Fiscal 2019
		Change
Net Gains (Losses) related to Stocks	(72,385)	(116,012)	43,626
Gains on Sales	32,361	(45,153)	77,514
Losses on Sales	(18,281)	810	(19,091)
Impairment (Devaluation)	(63,885)	(57,188)	(6,697)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(89)	475	(565)
Gains (Losses) on Derivatives other than for Trading	(22,490)	(14,956)	(7,533)

Mizuho Trust & Banking
	(Millions of yen)
	First Half of Fiscal 2020		First Half of Fiscal 2019
		Change
Net Gains (Losses) related to Bonds	6,402	(4,860)	11,263
Gains on Sales and Others	7,618	(7,441)	15,059
Losses on Sales and Others	(1,041)	1,228	(2,270)
Impairment (Devaluation)	(0)	(0)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(173)	1,352	(1,525)

	First Half of Fiscal 2020		First Half of Fiscal 2019
		Change
Net Gains (Losses) related to Stocks	(2,932)	(2,525)	(406)
Gains on Sales	5,972	4,012	1,959
Losses on Sales	(2,532)	(1,189)	(1,343)
Impairment (Devaluation)	(1,933)	(1,622)	(311)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,438)	(3,726)	(712)

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

⬛ Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)

	As of September 30, 2020				As of March 31, 2020

	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses

	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses

Other Securities	41,720,521	1,461,541	1,680,867	219,325	33,337,628	1,171,146	1,543,609	372,462
Japanese Stocks	2,581,799	1,370,207	1,428,868	58,660	2,338,429	1,066,360	1,167,903	101,543
Japanese Bonds	23,107,771	(50,561)	28,270	78,831	15,702,512	(54,100)	30,037	84,137
Japanese Government Bonds	19,920,362	(44,661)	2,607	47,268	12,601,934	(44,021)	6,540	50,562
Other	16,030,951	141,895	223,728	81,833	15,296,686	158,886	345,668	186,781
Foreign Bonds	13,299,464	171,500	184,516	13,016	12,702,213	200,954	246,097	45,142

•  In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

•  As of September 30, 2020, fair value of securities is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

   As of March 31, 2020, fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

   Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

•  The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

•  Unrealized Gains/Losses include ¥(1,301) million and ¥(5,191) million, which were recognized in the statement of income for September 30, 2020 and March 31, 2020, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2020 and March 31, 2020 are ¥1,462,843 million and ¥1,176,337 million, respectively.

•  Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of September 30, 2020 and March 31, 2020 are ¥1,038,781 million and ¥823,085 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)

	As of September 30, 2020				As of March 31, 2020

		Unrealized Gains/Losses				Unrealized Gains/Losses

	Book Value		Gains	Losses	Book Value		Gains	Losses

Bonds Held to Maturity	788,395	23,753	23,753	—	860,233	15,096	15,467	370
Non-Consolidated (1) Other Securities Aggregate Figures for the 2 Banks
	(Millions of yen)

	As of September 30, 2020				As of March 31, 2020

	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses

	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses

Other Securities	41,138,802	1,391,024	1,608,970	217,946	32,728,555	1,097,064	1,471,736	374,672
Japanese Stocks	2,495,126	1,301,296	1,359,671	58,374	2,253,467	994,275	1,098,051	103,776
Japanese Bonds	23,084,331	(50,569)	28,262	78,831	15,675,573	(54,111)	30,026	84,137
Japanese Government Bonds	19,906,166	(44,667)	2,601	47,268	12,585,075	(44,028)	6,533	50,562
Other	15,559,344	140,297	221,037	80,740	14,799,514	156,900	343,658	186,758
Foreign Bonds	12,896,378	170,789	182,712	11,923	12,360,799	199,672	244,795	45,122

Mizuho Bank
Other Securities	40,353,028	1,311,844	1,518,713	206,869	31,816,754	1,033,585	1,393,577	359,992
Japanese Stocks	2,349,223	1,229,768	1,279,484	49,716	2,118,532	937,153	1,033,813	96,660
Japanese Bonds	22,884,302	(51,238)	27,421	78,660	15,413,226	(55,616)	28,480	84,097
Japanese Government Bonds	19,786,300	(44,504)	2,598	47,102	12,406,892	(44,931)	5,631	50,562
Other	15,119,503	133,314	211,807	78,492	14,284,996	152,048	331,282	179,234
Foreign Bonds	12,625,682	163,640	174,841	11,201	11,916,915	188,388	233,272	44,883

Mizuho Trust & Banking
Other Securities	785,774	79,179	90,256	11,077	911,800	63,479	78,159	14,680
Japanese Stocks	145,903	71,527	80,186	8,658	134,934	57,122	64,237	7,115
Japanese Bonds	200,028	669	840	171	262,347	1,505	1,545	40
Japanese Government Bonds	119,866	(162)	2	165	178,183	902	902	—
Other	439,841	6,982	9,229	2,247	514,518	4,851	12,376	7,524
Foreign Bonds	270,696	7,148	7,871	722	443,884	11,283	11,522	238

•	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
•	As of September 30, 2020, fair value of securities is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
As of March 31, 2020, fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
•

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

•

Unrealized Gains/Losses include ¥(1,301) million and ¥(5,191) million, which were recognized in the statement of income (aggregate figures for the 2 banks) for September 30, 2020 and March 31, 2020, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment (aggregate figures for the 2 banks) as of September 30, 2020 and March 31, 2020 are ¥1,392,325 million and ¥1,102,255 million, respectively.

•

Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of September 30, 2020 and March 31, 2020 are as follows:

	(Millions of yen)
	As of September 30, 2020	As of March 31, 2020
Aggregate Figures	1,000,725	784,915
Mizuho Bank	940,044	734,953
Mizuho Trust & Banking	60,681	49,961

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2020				As of March 31, 2020
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Aggregate Figures	788,395	23,753	23,753	—	860,233	15,096	15,467	370
Mizuho Bank	788,395	23,753	23,753	—	860,233	15,096	15,467	370
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2020				As of March 31, 2020
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Aggregate Figures	135,771	206,840	207,320	479	135,771	151,877	153,740	1,862
Mizuho Bank	135,771	206,840	207,320	479	135,771	151,877	153,740	1,862
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

Reference

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2020		As of March 31, 2020
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,462,843	286,506	1,176,337
Japanese Stocks	1,371,509	299,958	1,071,551
Japanese Bonds	(50,561)	3,539	(54,100)
Japanese Government Bonds	(44,661)	(639)	(44,021)
Other	141,895	(16,991)	158,886
Foreign Bonds	171,500	(29,453)	200,954
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2020		As of March 31, 2020
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,392,325	290,070	1,102,255
Japanese Stocks	1,302,597	303,131	999,466
Japanese Bonds	(50,569)	3,541	(54,111)
Japanese Government Bonds	(44,667)	(638)	(44,028)
Other	140,297	(16,602)	156,900
Foreign Bonds	170,788	(28,883)	199,672

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

⬛ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2020				Change				Maturity as of March 31, 2020
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	14,955.9	5,614.8	2,143.5	803.6	8,707.3	(1,273.9)	(133.9)	177.4	6,248.6	6,888.8	2,277.4	626.2
Japanese Government Bonds	14,563.4	4,076.7	1,505.6	195.0	8,712.0	(1,312.8)	(156.5)	150.0	5,851.4	5,389.5	1,662.1	45.0
Japanese Local Government Bonds	30.5	209.0	150.1	16.9	19.0	37.5	65.5	12.5	11.5	171.4	84.6	4.4
Japanese Corporate Bonds	362.0	1,329.1	487.7	591.7	(23.7)	1.2	(42.9)	14.9	385.7	1,327.8	530.7	576.8
Other	3,026.2	2,710.6	2,991.3	5,351.7	(203.0)	(311.4)	414.7	618.9	3,229.3	3,022.1	2,576.5	4,732.7

Mizuho Bank
Japanese Bonds	14,844.5	5,552.0	2,128.3	793.6	8,658.2	(1,166.0)	(125.4)	167.4	6,186.3	6,718.1	2,253.7	626.2
Japanese Government Bonds	14,453.4	4,076.7	1,505.6	185.0	8,655.1	(1,192.8)	(156.5)	140.0	5,798.3	5,269.5	1,662.1	45.0
Japanese Local Government Bonds	29.9	208.8	150.1	16.9	19.1	37.6	65.5	12.5	10.7	171.1	84.6	4.4
Japanese Corporate Bonds	361.2	1,266.5	472.5	591.7	(15.9)	(10.9)	(34.5)	14.9	377.2	1,277.4	507.0	576.8
Other	2,985.7	2,610.9	2,828.3	5,255.0	(224.8)	(274.6)	426.9	618.9	3,210.6	2,885.5	2,401.3	4,636.1

Mizuho Trust & Banking
Japanese Bonds	111.3	62.8	15.1	10.0	49.0	(107.8)	(8.4)	10.0	62.3	170.7	23.6	—
Japanese Government Bonds	110.0	—	—	10.0	56.9	(120.0)	—	10.0	53.1	120.0	—	—
Japanese Local Government Bonds	0.5	0.1	—	—	(0.1)	(0.1)	—	—	0.7	0.2	—	—
Japanese Corporate Bonds	0.7	62.6	15.1	—	(7.7)	12.2	(8.4)	—	8.4	50.4	23.6	—
Other	40.5	99.7	162.9	96.6	21.8	(36.8)	(12.2)	(0.0)	18.7	136.6	175.2	96.6

2-12

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

⬛ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2020				Change				As of March 31, 2020
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	3,435.8	8,889.2	5,917.6	18,242.7	1,626.0	(1,594.4)	59.3	91.0	1,809.7	10,483.7	5,858.2	18,151.7
Receive Float / Pay Fixed	431.1	1,861.9	3,072.3	5,365.4	11.0	(722.8)	(63.4)	(775.2)	420.1	2,584.7	3,135.7	6,140.6
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	3,866.9	10,751.2	8,989.9	23,608.1	1,637.1	(2,317.3)	(4.0)	(684.2)	2,229.8	13,068.5	8,994.0	24,292.3

Mizuho Bank
Receive Fixed / Pay Float	3,435.8	8,889.2	5,892.6	18,217.7	1,626.0	(1,594.4)	34.3	66.0	1,809.7	10,483.7	5,858.2	18,151.7
Receive Float / Pay Fixed	431.1	1,701.9	2,727.1	4,860.2	31.0	(752.8)	14.1	(707.5)	400.1	2,454.7	2,712.9	5,567.7
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	3,866.9	10,591.2	8,619.7	23,077.9	1,657.1	(2,347.3)	48.5	(641.5)	2,209.8	12,938.5	8,571.1	23,719.5

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	—	25.0	25.0	—	—	25.0	25.0	—	—	—	—
Receive Float / Pay Fixed	—	160.0	345.1	505.1	(20.0)	30.0	(77.6)	(67.6)	20.0	130.0	422.8	572.8
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	—	160.0	370.1	530.1	(20.0)	30.0	(52.6)	(42.6)	20.0	130.0	422.8	572.8

Reference:

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2020			Change			As of March 31, 2020
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	1,287.8	1,198.0	89.8	(108.7)	(101.1)	(7.5)	1,396.6	1,299.1	97.4
Mizuho Bank	1,215.7	1,117.3	98.4	(105.7)	(100.0)	(5.6)	1,321.4	1,217.3	104.1
Mizuho Trust & Banking	72.1	80.6	(8.5)	(3.0)	(1.1)	(1.9)	75.1	81.8	(6.6)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-13

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2020
			Change	First Half of Fiscal 2019
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,220,755	(25,113)	1,245,869
Discount Rate (%)		(0.00)~0.62		0.00~0.70
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,997,428	(160,525)	2,157,954
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(154,639)	219,803	(374,443)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	622,033	84,391	537,641
Mizuho Bank
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,072,553	(23,859)	1,096,412
Discount Rate (%)		(0.00)~0.62		0.00~0.70
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,756,585	(166,223)	1,922,809
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(127,758)	216,762	(344,521)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	556,273	74,397	481,875
Mizuho Trust & Banking
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	148,201	(1,254)	149,456
Discount Rate (%)		(0.00)~0.62		0.00~0.70
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	240,842	5,697	235,145
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(26,881)	3,040	(29,922)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	65,759	9,993	55,766

2-14

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks
	(Millions of yen)
	First Half of Fiscal 2020		First Half of
		Change	Fiscal 2019
Service Cost	(13,753)	999	(14,752)
Interest Cost	(1,785)	(221)	(1,564)
Expected Return on Plan Assets	17,376	13	17,363
Accumulation (Amortization) of Unrecognized Actuarial Differences	13,763	(17,031)	30,795
Accumulation (Amortization) of Unrecognized Prior Service Cost	52,391	54,693	(2,301)
Gains on Cancellation of Employee Retirement Benefit Trust	7,895	7,895	—
Losses on Transfer to Defined Contribution Pension Plan	(2,519)	(2,519)	—
Other	(4,226)	(2,488)	(1,738)

Total	69,141	41,340	27,801

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan that arose in Fiscal 2020 are recorded to Extraordinary Gains (Losses) (¥57,767 million).

Mizuho Bank
	(Millions of yen)
	First Half of Fiscal 2020		First Half of
		Change	Fiscal 2019
Service Cost	(11,609)	894	(12,504)
Interest Cost	(1,566)	(191)	(1,374)
Expected Return on Plan Assets	15,570	17	15,552
Accumulation (Amortization) of Unrecognized Actuarial Differences	12,435	(16,225)	28,661
Accumulation (Amortization) of Unrecognized Prior Service Cost	45,822	47,836	(2,013)
Gains on Cancellation of Employee Retirement Benefit Trust	7,895	7,895	—
Losses on Transfer to Defined Contribution Pension Plan	(2,187)	(2,187)	—
Other	(3,826)	(2,251)	(1,575)

Total	62,532	35,786	26,745

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan that arose in Fiscal 2020 are recorded to Extraordinary Gains (Losses) (¥51,530 million).

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2020		First Half of
		Change	Fiscal 2019
Service Cost	(2,143)	104	(2,248)
Interest Cost	(218)	(29)	(189)
Expected Return on Plan Assets	1,805	(4)	1,810
Accumulation (Amortization) of Unrecognized Actuarial Differences	1,328	(805)	2,134
Accumulation (Amortization) of Unrecognized Prior Service Cost	6,569	6,857	(287)
Losses on Transfer to Defined Contribution Pension Plan	(331)	(331)	—
Other	(400)	(237)	(162)

Total	6,609	5,553	1,056

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Losses on Transfer to Defined Contribution Pension Plan that arose in Fiscal 2020 are recorded to Extraordinary Gains (Losses) (¥6,237 million).

2-15

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations
		(Millions of yen)
		First Half of Fiscal 2020		First Half of
			Change	Fiscal 2019
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,440,341	(21,896)	1,462,237
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,225,010	(159,158)	2,384,168
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(138,808)	227,368	(366,177)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	846,782	(136,021)	982,804
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	62,113	1,240	60,873
Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		First Half of Fiscal 2020		First Half of
			Change	Fiscal 2019
Service Cost		(20,725)	999	(21,725)
Interest Cost		(2,144)	(260)	(1,884)
Expected Return on Plan Assets		19,460	(1)	19,461
Accumulation (Amortization) of Unrecognized Actuarial Differences		12,439	(17,800)	30,239
Accumulation (Amortization) of Unrecognized Prior Service Cost		61,969	64,739	(2,769)
Gains on Cancellation of Employee Retirement Benefit Trust		7,895	7,895	—
Losses on Transfer to Defined Contribution Pension Plan		(3,320)	(3,320)	—
Other		(7,341)	(3,764)	(3,576)

Total		68,232	48,487	19,745

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost,Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan that arose in Fiscal 2020, except for a portion thereof, are recorded to Extraordinary Gains (Losses) (¥66,579 million).

2-16

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

	(%, Billions of yen)
	Consolidated
	As of September 30, 2020 (Preliminary)		As of March 31, 2020
International Standard		Change
(1) Total Capital Ratio	17.28	0.03	17.25
(2) Tier 1 Capital Ratio	14.69	0.17	14.52
(3) Common Equity Tier 1 Capital Ratio	11.57	(0.08)	11.65
(4) Total Capital	11,132.7	410.4	10,722.2
(5) Tier 1 Capital	9,467.5	443.0	9,024.4
(6) Common Equity Tier 1 Capital	7,452.6	207.8	7,244.7
(7) Risk weighted Assets	64,404.9	2,263.7	62,141.2
(8) Total Required Capital (7) X8%	5,152.3	181.1	4,971.2

Mizuho Bank

	Consolidated			Non-Consolidated
	As of September 30, 2020 (Preliminary)		As of March 31, 2020	As of September 30, 2020 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	17.30	0.01	17.29	17.71
(2) Tier 1 Capital Ratio	14.66	0.16	14.50	14.93
(3) Common Equity Tier 1 Capital Ratio	11.30	(0.09)	11.39	11.34
(4) Total Capital	10,337.8	473.1	9,864.6	9,943.4
(5) Tier 1 Capital	8,764.9	490.2	8,274.7	8,380.6
(6) Common Equity Tier 1 Capital	6,755.5	254.1	6,501.3	6,368.9
(7) Risk weighted Assets	59,749.2	2,708.9	57,040.2	56,116.4
(8) Total Required Capital (7) X8%	4,779.9	216.7	4,563.2	4,489.3
Mizuho Trust & Banking
	Consolidated			Non-Consolidated
	As of September 30, 2020 (Preliminary)		As of March 31, 2020	As of September 30, 2020 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	26.27	2.53	23.74	25.52
(2) Tier 1 Capital Ratio	26.24	2.58	23.66	25.49
(3) Common Equity Tier 1 Capital Ratio	26.24	2.60	23.64	25.49
(4) Total Capital	509.6	18.7	490.8	494.2
(5) Tier 1 Capital	509.0	19.8	489.2	493.6
(6) Common Equity Tier 1 Capital	509.0	20.2	488.7	493.6
(7) Risk weighted Assets	1,939.5	(127.7)	2,067.3	1,936.5
(8) Total Required Capital (7) X8%	155.1	(10.2)	165.3	154.9

2-17

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.
•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2020				As of March 31, 2020
		%	Change	%		%
Loans to Bankrupt Obligors	32,552	0.03	16,613	0.01	15,938	0.01
Non-Accrual Delinquent Loans	412,673	0.47	11,657	(0.00)	401,016	0.48
Loans Past Due for 3 Months or More	559	0.00	(909)	(0.00)	1,468	0.00
Restructured Loans	311,710	0.36	55,280	0.05	256,429	0.30

Total	757,496	0.87	82,642	0.06	674,853	0.80

Total Loans	86,501,633	100.00	3,033,447		83,468,185	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	99,976		20,150		79,826

Trust Account
	As of September 30, 2020				As of March 31, 2020
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	—	—	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	—	—	—	—	—	—

Total Loans	5,536	100.00	(3,236)		8,773	100.00

Consolidated + Trust Account
	As of September 30, 2020				As of March 31, 2020
		%	Change	%		%
Loans to Bankrupt Obligors	32,552	0.03	16,613	0.01	15,938	0.01
Non-Accrual Delinquent Loans	412,673	0.47	11,657	(0.00)	401,016	0.48
Loans Past Due for 3 Months or More	559	0.00	(909)	(0.00)	1,468	0.00
Restructured Loans	311,710	0.36	55,280	0.05	256,429	0.30

Total	757,496	0.87	82,642	0.06	674,853	0.80

Total Loans	86,507,169	100.00	3,030,210		83,476,958	100

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2020				As of March 31, 2020
(Banking Account + Trust Account)		%	Change	%		%

Loans to Bankrupt Obligors	30,670	0.03	15,884	0.01	14,786	0.01
Non-Accrual Delinquent Loans	390,651	0.44	6,946	(0.00)	383,705	0.45
Loans Past Due for 3 Months or More	559	0.00	(909)	(0.00)	1,468	0.00
Restructured Loans	264,589	0.30	42,578	0.03	222,011	0.26

Total	686,471	0.78	64,499	0.04	621,972	0.73

Total Loans	87,212,482	100.00	2,964,964		84,247,518	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	94,150		19,572		74,578
Mizuho Bank
Loans to Bankrupt Obligors	30,670	0.03	15,884	0.01	14,786	0.01
Non-Accrual Delinquent Loans	383,725	0.45	4,252	(0.01)	379,472	0.46
Loans Past Due for 3 Months or More	559	0.00	(909)	(0.00)	1,468	0.00
Restructured Loans	263,835	0.31	42,964	0.04	220,871	0.27

Total	678,791	0.81	62,192	0.04	616,599	0.76

Total Loans	83,740,979	100.00	2,869,710		80,871,269	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	93,935		19,572		74,362
Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	6,926	0.19	2,693	0.07	4,232	0.12
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	753	0.02	(386)	(0.01)	1,140	0.03

Total	7,679	0.22	2,306	0.06	5,373	0.15

Total Loans	3,465,966	100.00	98,490		3,367,475	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	215		(0)		215
(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	—	—	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	—	—	—	—	—	—

Total Loans	5,536	100.00	(3,236)		8,773	100.00

Trust account represents trust accounts that guarantee principals in the agreement.

2-19

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2020		As of March 31, 2020
		Change
Reserves for Possible Losses on Loans	477,516	53,070	424,446
General Reserve for Possible Losses on Loans	301,431	62,396	239,035
Specific Reserve for Possible Losses on Loans	176,084	(9,325)	185,410
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	109,898	20,681	89,216

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2020		As of March 31, 2020
		Change
Reserves for Possible Losses on Loans	441,210	52,392	388,818
General Reserve for Possible Losses on Loans	277,244	60,647	216,597
Specific Reserve for Possible Losses on Loans	163,965	(8,255)	172,221
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	103,382	19,859	83,523
Mizuho Bank
Reserves for Possible Losses on Loans	437,768	52,639	385,129
General Reserve for Possible Losses on Loans	274,931	60,866	214,064
Specific Reserve for Possible Losses on Loans	162,836	(8,227)	171,064
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	103,167	19,859	83,308
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	3,441	(247)	3,689
General Reserve for Possible Losses on Loans	2,313	(219)	2,532
Specific Reserve for Possible Losses on Loans	1,128	(27)	1,156
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	215	(0)	215

Reserve for Possible Losses on Entrusted Loans (¥17 million and ¥27 million for September 30, 2020 and March 31, 2020, respectively) is not included in the above figures for Trust Account.

2-20

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2020		As of March 31, 2020
		Change
Mizuho Financial Group	63.03	0.14	62.89
Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of September 30, 2020		As of March 31, 2020
		Change
Total	64.27	1.75	62.51
Mizuho Bank	64.49	2.03	62.46
Mizuho Trust & Banking (Banking Account)	44.81	(23.84)	68.65
Above figures are presented net of partial direct write-offs.

2-21

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of September 30, 2020		As of March 31, 2020
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	93,343	34,131	59,212
Claims with Collection Risk	382,844	(890)	383,734
Claims for Special Attention	312,269	54,371	257,898
Sub-total[1]	788,458	87,612	700,845
Normal Claims	95,324,350	2,663,058	92,661,291
Total[2]	96,112,808	2,750,670	93,362,137

	(%)
NPL ratio[1]/[2]	0.82	0.06	0.75
Above figures are presented net of partial direct write-offs.
Trust Account
	(Millions of yen)
	As of September 30, 2020		As of March 31, 2020
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[3]	—	—	—
Normal Claims	5,536	(3,236)	8,773
Total[4]	5,536	(3,236)	8,773

	(%)
NPL ratio[3]/[4]	—	—	—

Consolidated + Trust Account

	(Millions of yen)
	As of September 30, 2020		As of March 31, 2020
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	93,343	34,131	59,212
Claims with Collection Risk	382,844	(890)	383,734
Claims for Special Attention	312,269	54,371	257,898
Sub-total[5]	788,458	87,612	700,845
Normal Claims	95,329,886	2,659,821	92,670,065
Total[6]	96,118,344	2,747,433	93,370,910

	(%)
NPL ratio[5]/[6]	0.82	0.06	0.75

Trust account represents trust accounts that guarantee principals in the agreement.

2-22

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen)
Aggregate Figures for the 2 Banks	As of September 30, 2020		As of
(Banking Account + Trust Account)		Change	March 31, 2020

Claims against Bankrupt and Substantially Bankrupt Obligors	84,471	33,428	51,042
Claims with Collection Risk	382,473	(4,059)	386,532
Claims for Special Attention	265,149	41,669	223,480
Sub-total[1]	732,094	71,038	661,055
Normal Claims	96,285,815	2,394,901	93,890,914
Total[2]	97,017,910	2,465,940	94,551,969

	(%)
NPL ratio[1]/[2]	0.75	0.05	0.69

Above figures are presented net of partial direct write-offs.

Mizuho Bank
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	84,081	33,478	50,602
Claims with Collection Risk	375,937	(6,802)	382,739
Claims for Special Attention	264,395	42,055	222,340
Sub-total[3]	724,414	68,731	655,682
Normal Claims	92,804,559	2,301,524	90,503,034
Total[4]	93,528,973	2,370,256	91,158,717

	(%)
NPL ratio[3]/[4]	0.77	0.05	0.71

Above figures are presented net of partial direct write-offs.
Mizuho Trust & Banking (Banking Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	389	(50)	439
Claims with Collection Risk	6,536	2,743	3,793
Claims for Special Attention	753	(386)	1,140
Sub-total[5]	7,679	2,306	5,373
Normal Claims	3,475,719	96,613	3,379,106
Total[6]	3,483,399	98,920	3,384,479

	(%)
NPL ratio[5]/[6]	0.22	0.06	0.15

Above figures are presented net of partial direct write-offs.
(Trust Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Sub-total[7]	—	—	—
Normal Claims	5,536	(3,236)	8,773
Total[8]	5,536	(3,236)	8,773

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

5. Coverage on Non Performing Loans based on the FRA

Non-Consolidated

(1) Non Performing Loans based on the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2020		As of
		Change	March 31, 2020
Claims against Bankrupt and Substantially Bankrupt Obligors	84.4	33.4	51.0
Collateral, Guarantees, and equivalent	77.9	32.6	45.2
Reserve for Possible Losses	6.5	0.7	5.7
Claims with Collection Risk	382.4	(4.0)	386.5
Collateral, Guarantees, and equivalent	156.5	7.0	149.5
Reserve for Possible Losses	156.9	(10.8)	167.8
Claims for Special Attention	265.1	41.6	223.4
Collateral, Guarantees, and equivalent	80.1	11.9	68.2
Reserve for Possible Losses	42.1	5.5	36.5

Total	732.0	71.0	661.0

Collateral, Guarantees, and equivalent	314.7	51.6	263.1
Reserve for Possible Losses	205.6	(4.5)	210.2

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	84.0	33.4	50.6
Collateral, Guarantees, and equivalent	77.5	32.6	44.8
Reserve for Possible Losses	6.5	0.7	5.7
Claims with Collection Risk	375.9	(6.8)	382.7
Collateral, Guarantees, and equivalent	151.8	4.2	147.6
Reserve for Possible Losses	155.8	(10.8)	166.7
Claims for Special Attention	264.3	42.0	222.3
Collateral, Guarantees, and equivalent	80.1	11.8	68.2
Reserve for Possible Losses	41.9	5.6	36.3

Total	724.4	68.7	655.6

Collateral, Guarantees, and equivalent	309.5	48.8	260.7
Reserve for Possible Losses	204.4	(4.4)	208.8

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.3	(0.0)	0.4
Collateral, Guarantees, and equivalent	0.3	(0.0)	0.4
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	6.5	2.7	3.7
Collateral, Guarantees, and equivalent	4.7	2.7	1.9
Reserve for Possible Losses	1.1	(0.0)	1.1
Claims for Special Attention	0.7	(0.3)	1.1
Collateral, Guarantees, and equivalent	0.0	0.0	0.0
Reserve for Possible Losses	0.1	(0.0)	0.2

Total	7.6	2.3	5.3

Collateral, Guarantees, and equivalent	5.1	2.7	2.3
Reserve for Possible Losses	1.2	(0.1)	1.3

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Total	—	—	—

Collateral, Guarantees, and equivalent	—	—	—

* Trust account represents trust accounts that guarantee principals in the agreement.

2-24

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2020		As of March 31, 2020
		Change
Coverage Amount	520.3	47.0	473.3
Reserves for Possible Losses on Loans	205.6	(4.5)	210.2
Collateral, Guarantees, and equivalent	314.7	51.6	263.1

	(%)
Coverage Ratio	71.0	(0.5)	71.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	81.9	(0.1)	82.1
Claims for Special Attention	46.1	(0.7)	46.9
Claims against Special Attention Obligors	47.8	(2.9)	50.7

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	69.5	(1.3)	70.8
Claims for Special Attention	22.7	(0.7)	23.5
Claims against Special Attention Obligors	24.6	1.3	23.3

Reference: Reserve Ratio
	(%)
Claims against Special Attention Obligors	17.08	2.06	15.01
Claims against Watch Obligors excluding Special Attention Obligors	6.31	1.39	4.91
Claims against Normal Obligors	0.09	(0.00)	0.09

Mizuho Bank
	(Billions of yen)
Coverage Amount	513.9	44.3	469.5
Reserves for Possible Losses on Loans	204.4	(4.4)	208.8
Collateral, Guarantees, and equivalent	309.5	48.8	260.7

	(%)
Coverage Ratio	70.9	(0.6)	71.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	81.8	(0.2)	82.1
Claims for Special Attention	46.1	(0.8)	47.0
Claims against Special Attention Obligors	47.8	(2.9)	50.8

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	69.5	(1.3)	70.9
Claims for Special Attention	22.7	(0.8)	23.5
Claims against Special Attention Obligors	24.6	1.3	23.3

Reference: Reserve Ratio
	(%)
Claims against Special Attention Obligors	17.08	2.08	14.99
Claims against Watch Obligors excluding Special Attention Obligors	6.37	1.42	4.95
Claims against Normal Obligors	0.09	(0.00)	0.09

2-25

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2020		As of March 31, 2020
		Change
Coverage Amount	6.4	2.6	3.7
Reserves for Possible Losses on Loans	1.2	(0.1)	1.3
Collateral, Guarantees, and equivalent	5.1	2.7	2.3

	(%)
Coverage Ratio	83.6	13.9	69.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	89.0	8.3	80.6
Claims for Special Attention	29.2	7.1	22.1
Claims against Special Attention Obligors	26.9	4.8	22.1

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	60.8	(0.0)	60.8
Claims for Special Attention	19.9	(0.2)	20.2
Claims against Special Attention Obligors	20.0	(0.2)	20.2

Reference: Reserve Ratio
	(%)
Claims against Special Attention Obligors	18.28	(1.51)	19.79
Claims against Watch Obligors excluding Special Attention Obligors	1.77	0.29	1.47
Claims against Normal Obligors	0.04	(0.01)	0.05

2-26

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
	2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Non Performing Loans based on the FRA represents the amount of claims other than loans included in Non Performing Loans based on the FRA.

2-27

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2020	As of September 30, 2020
				MHBK	MHTB*	Aggregate Figures for the 2 Banks
							Change from March 31, 2020
Claims against Bankrupt and Substantially Bankrupt Obligors	76.6	33.6	26.5	24.8	0.2	25.0	(1.4)
Claims with Collection Risk	284.2	187.8	139.7	128.0	1.5	129.5	(10.1)
Amount Categorized as above up to Fiscal 2017	360.9	221.4	166.3	152.8	1.7	154.6	(11.6)
of which the amount which was in the process of being removed from the balance sheet	47.2	22.5	20.6	20.9	0.2	21.1	0.5
Claims against Bankrupt and Substantially Bankrupt Obligors		19.3	11.5	9.7	0.0	9.8	(1.7)
Claims with Collection Risk		159.8	74.8	54.6	0.1	54.8	(20.0)
Amount Newly Categorized as above during Fiscal 2018		179.1	86.4	64.3	0.2	64.6	(21.8)
of which the amount which was in the process of being removed from the balance sheet		18.2	11.8	10.0	0.0	10.1	(1.7)
Claims against Bankrupt and Substantially Bankrupt Obligors			12.8	19.6	0.0	19.6	6.7
Claims with Collection Risk			171.8	112.3	1.8	114.1	(57.7)
Amount Newly Categorized as above during Fiscal 2019			184.7	131.9	1.8	133.7	(50.9)
of which the amount which was in the process of being removed from the balance sheet			12.0	19.6	0.0	19.6	7.6
Claims against Bankrupt and Substantially Bankrupt Obligors				29.8	0.0	29.9	29.9
Claims with Collection Risk				80.9	2.9	83.9	83.9
Amount Newly Categorized as above during the First Half of Fiscal 2020				110.8	3.0	113.8	113.8
of which the amount which was in the process of being removed from the balance sheet				12.2	0.0	12.2	12.2
Claims against Bankrupt and Substantially Bankrupt Obligors	76.6	52.9	51.0	84.0	0.3	84.4	33.4
Claims with Collection Risk	284.2	347.6	386.5	375.9	6.5	382.4	(4.0)
Total	360.9	400.6	437.5	460.0	6.9	466.9	29.3
of which the amount which was in the process of being removed from the balance sheet	47.2	40.8	44.5	62.8	0.3	63.2	18.6

*	Trust account represents trust accounts that guarantee principals in the agreement.

*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2020

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(2.7)	(2.7)	—
Restructuring	(1.0)	(1.0)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(16.9)	(16.9)	—
Direct Write-off	(21.2)	(21.2)	—
Other	(42.5)	(42.2)	(0.3)
Debt recovery	(8.1)	(8.0)	(0.1)
Improvement in Business Performance	(34.3)	(34.1)	(0.1)

Total	(84.4)	(84.1)	(0.3)

2-28

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2020				As of March 31, 2020
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	62,850.6	579.6	3,902.9	68.1	58,947.6	511.4
Manufacturing	11,626.7	158.8	1,987.8	18.3	9,638.9	140.5
Agriculture & Forestry	52.0	1.1	(2.6)	0.2	54.7	0.8
Fishery	2.7	0.3	(0.5)	—	3.3	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	350.5	0.1	123.6	(0.1)	226.9	0.2
Construction	741.2	6.7	15.7	(1.2)	725.4	8.0
Utilities	3,021.7	11.2	185.8	(0.2)	2,835.9	11.5
Communication	1,348.8	10.0	(88.0)	(1.4)	1,436.9	11.5
Transportation & Postal Industry	2,615.8	10.5	255.7	1.1	2,360.1	9.3
Wholesale & Retail	5,199.8	141.7	269.7	8.8	4,930.0	132.9
Finance & Insurance	8,365.5	11.7	145.1	1.3	8,220.3	10.3
Real Estate	9,275.4	39.3	535.2	2.8	8,740.2	36.4
Commodity Lease	2,844.6	1.7	(40.3)	0.1	2,884.9	1.6
Service Industries	3,459.2	112.3	351.3	42.2	3,107.8	70.0
Local Governments	707.8	—	(52.4)	—	760.3	—
Governments	1,934.1	—	490.6	—	1,443.5	—
Other	11,304.1	73.5	(273.9)	(3.9)	11,578.0	77.5
Overseas Total (including Loans Booked Offshore)	24,929.6	106.8	(995.9)	(3.6)	25,925.5	110.4
Governments	341.4	—	(0.8)	—	342.2	—
Financial Institutions	9,007.9	—	(162.6)	—	9,170.5	—
Other	15,580.2	106.8	(832.5)	(3.6)	16,412.7	110.4

Total	87,780.2	686.4	2,907.0	64.4	84,873.2	621.9

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2020: ¥770.0 billion (from MHBK)
As of March 31, 2020: ¥860.0 billion (from MHBK)
*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-29

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2020				As of March 31, 2020
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans

Domestic Total (excluding Loans Booked Offshore)	58,812.2	571.9	3,865.4	65.8	54,946.8	506.1
Manufacturing	11,157.9	156.9	1,984.2	18.7	9,173.7	138.2
Agriculture & Forestry	51.9	1.1	(2.6)	0.2	54.6	0.8
Fishery	2.7	0.3	(0.5)	—	3.3	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	348.5	0.1	123.8	(0.1)	224.7	0.2
Construction	701.1	6.6	11.7	(1.2)	689.3	7.9
Utilities	2,738.6	11.2	173.7	(0.2)	2,564.8	11.5
Communication	1,226.4	10.0	(80.3)	(1.1)	1,306.8	11.2
Transportation & Postal Industry	2,409.5	10.5	247.8	1.1	2,161.6	9.3
Wholesale & Retail	5,056.1	141.7	273.8	8.8	4,782.3	132.9
Finance & Insurance	7,888.8	11.7	187.8	1.3	7,700.9	10.3
Real Estate	7,926.7	36.1	476.6	0.1	7,450.1	36.0
Commodity Lease	2,615.4	1.7	(52.3)	0.1	2,667.8	1.6
Service Industries	3,404.5	112.0	352.5	41.9	3,051.9	70.0
Local Governments	704.6	—	(48.5)	—	753.2	—
Governments	1,751.7	—	413.6	—	1,338.0	—
Other	10,827.0	71.4	(196.0)	(3.8)	11,023.0	75.2
Overseas Total (including Loans Booked Offshore)	24,928.7	106.8	(995.7)	(3.6)	25,924.4	110.4
Governments	341.4	—	(0.8)	—	342.2	—
Financial Institutions	9,007.9	—	(162.6)	—	9,170.5	—
Other	15,579.3	106.8	(832.2)	(3.6)	16,411.6	110.4

Total	83,740.9	678.7	2,869.7	62.1	80,871.2	616.5

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,038.4	7.6	37.5	2.3	4,000.8	5.3
Manufacturing	468.7	1.9	3.6	(0.3)	465.1	2.2
Agriculture & Forestry	0.0	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.0	—	(0.2)	—	2.2	—
Construction	40.0	0.1	3.9	(0.0)	36.0	0.1
Utilities	283.1	—	12.0	—	271.0	—
Communication	122.4	—	(7.6)	(0.3)	130.1	0.3
Transportation & Postal Industry	206.3	—	7.8	—	198.4	—
Wholesale & Retail	143.6	—	(4.0)	—	147.6	—
Finance & Insurance	476.7	—	(42.6)	—	519.3	—
Real Estate	1,348.6	3.1	58.5	2.7	1,290.0	0.4
Commodity Lease	229.1	—	11.9	—	217.1	—
Service Industries	54.6	0.2	(1.2)	0.2	55.9	—
Local Governments	3.1	—	(3.8)	—	7.0	—
Governments	182.4	—	76.9	—	105.4	—
Other	477.1	2.1	(77.8)	(0.0)	554.9	2.2
Overseas Total (including Loans Booked Offshore)	0.8	—	(0.2)	—	1.1	—
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	0.8	—	(0.2)	—	1.1	—

Total	4,039.2	7.6	37.3	2.3	4,001.9	5.3

*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-30

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2020				As of March 31, 2020
	Non Performing Loans based on the FRA	Coverage Ratio	Change		Non Performing Loans based on the FRA	Coverage Ratio
			Non Performing Loans based on the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	600.6	67.9	71.0	0.3	529.5	67.6
Manufacturing	170.7	63.0	20.4	(1.1)	150.3	64.2
Agriculture & Forestry	1.1	41.9	0.2	0.4	0.8	41.5
Fishery	0.3	62.6	—	—	0.3	62.6
Mining, Quarrying Industry & Gravel Extraction Industry	0.1	77.3	(0.3)	(17.1)	0.5	94.4
Construction	6.9	71.9	(1.4)	(0.1)	8.3	72.0
Utilities	11.2	98.2	(0.2)	59.7	11.5	38.5
Communication	10.1	71.6	(1.4)	5.4	11.5	66.1
Transportation & Postal Industry	10.5	66.6	1.1	1.0	9.4	65.5
Wholesale & Retail	144.6	56.6	9.3	(1.0)	135.3	57.7
Finance & Insurance	12.0	91.0	1.3	9.4	10.7	81.6
Real Estate	39.8	86.5	4.2	4.7	35.6	81.7
Commodity Lease	1.7	84.7	0.0	12.4	1.7	72.3
Service Industries	114.3	63.0	41.0	(2.8)	73.2	65.9
Local Governments	—	—	—	—	—	—
Other	76.6	88.8	(3.2)	0.3	79.9	88.4
Overseas Total (including Loans Booked Offshore)	131.4	85.4	0.0	(2.1)	131.4	87.6
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	131.4	85.4	0.0	(2.1)	131.4	87.6
Total	732.0	71.0	71.0	(0.5)	661.0	71.6

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-31

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2020		As of March 31, 2020
		Change
Housing and Consumer Loans	8,958.8	(256.9)	9,215.7
Housing Loans for owner’s residential housing	8,273.6	(189.8)	8,463.4

Mizuho Bank

Housing and Consumer Loans	8,891.3	(251.7)	9,143.1
Housing Loans	8,393.1	(201.9)	8,595.0
for owner’s residential housing	8,210.9	(185.1)	8,396.1
Consumer loans	498.2	(49.7)	548.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	67.4	(5.1)	72.6
Housing Loans for owner’s residential housing	62.7	(4.6)	67.3
• Above figures are aggregate banking and trust account amounts. (2) Loans to SMEs and Individual Customers Non-Consolidated Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2020		As of March 31, 2020
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	55.3	(2.1)	57.4
Loans to SMEs and Individual Customers	34,794.3	901.8	33,892.4

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	55.8	(2.2)	58.1
Loans to SMEs and Individual Customers	32,861.8	905.2	31,956.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	47.8	(0.5)	48.3
Loans to SMEs and Individual Customers	1,932.4	(3.4)	1,935.9

•	Above figures are aggregate banking and trust account amounts.

•	Above figures do not include loans booked at overseas offices and offshore loans.
•	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

2-32

Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2020				As of March 31, 2020
		Non-Accrual, Past Due & Restructured Loans	Change
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	7,864.8	40.1	321.5	4.3	7,543.3	35.8
Hong Kong	1,972.7	3.9	163.9	(0.4)	1,808.8	4.4
Singapore	1,190.8	26.3	(95.2)	0.1	1,286.0	26.1
Thailand	1,054.4	2.0	17.1	0.5	1,037.2	1.4
Taiwan	1,009.2	0.0	262.3	(0.0)	746.9	0.0
India	560.2	2.6	(58.9)	(0.1)	619.2	2.7
South Korea	639.4	0.0	(31.8)	0.0	671.2	—
Indonesia	489.7	0.9	37.8	(0.0)	451.9	0.9
Philippines	303.8	0.0	20.9	0.0	282.8	0.0
China	220.2	—	0.1	—	220.1	—
Thailand	160.2	3.7	(3.9)	3.7	164.1	—
Central and South America	4,547.5	19.6	(112.9)	(2.9)	4,660.4	22.5
Mexico	414.0	0.7	(12.4)	(0.0)	426.4	0.8
Brazile	174.4	5.9	(76.1)	(1.5)	250.5	7.5
North America	7,420.7	47.3	(1,344.4)	3.2	8,765.2	44.1
United States	6,548.5	47.3	(1,381.3)	3.2	7,929.9	44.1
Eastern Europe	328.0	—	50.8	—	277.2	—
Russia	231.7	—	60.0	—	171.7	—
Western Europe	4,779.4	23.6	225.7	9.7	4,553.6	13.8
United Kingdom	1,245.6	7.0	(69.6)	7.0	1,315.3	—
Netherlands	1,012.1	0.9	(140.0)	(0.2)	1,152.2	1.2
Germany	653.4	10.3	136.6	3.1	516.7	7.2
Ireland	256.5	—	4.4	—	252.0	—
Switzerland	213.1	—	41.1	—	171.9	—
France	214.6	—	(35.9)	—	250.6	—
Turkey	106.1	—	3.9	—	102.1	—
Italy	180.9	—	25.7	—	155.1	—
Other	3,152.5	8.2	(116.2)	(21.1)	3,268.8	29.4
Australia	1,526.8	—	1.9	—	1,524.8	—
Total	28,093.3	139.0	(975.4)	(6.8)	29,068.7	145.8

	As of September 30, 2020				As of March 31, 2020
		Non-Accrual, Past Due & Restructured Loans	Change
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank (China) ,Ltd	1,066.6	4.3	8.0	(0.4)	1,058.5	4.7
Mizuho Bank (USA)	500.2	—	29.6	—	470.6	—
PT. Bank Mizuho Indonesia	408.0	0.5	55.2	0.4	352.8	0.1

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2020 to September 30, 2025)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	1,912.0
Income before Income Taxes	2	1,408.4
Tax Adjustments (1)	3	172.8
Taxable Income before Current Deductible Temporary Differences (2)	4	1,581.2

Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	484.1

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2020.

Reference: Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2016	442.3
Fiscal 2017	379.9
Fiscal 2018	267.2
Fiscal 2019	378.5
First Half of Fiscal 2020 (estimate)	160.0

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2020 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2020		As of March 31, 2020
			Change
Reserves for Possible Losses on Loans	7	153.3	21.3	131.9
Impairment of Securities	8	159.2	13.3	145.9
Net Unrealized Losses on Other Securities	9	8.6	(13.3)	22.0
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	161.8	(14.5)	176.3
Net Deferred Hedge Losses	12	—	—	—
Tax Losses Carried Forward	13	—	—	—
Other	14	255.2	(5.8)	261.0

Total Deferred Tax Assets	15	738.3	0.9	737.3

Valuation Allowance	16	(160.8)	(0.1)	(160.6)

Sub-Total [ 15 + 16 ]	17	577.5	0.8	576.7

Amount related to Retirement Benefits Accounting	18	(188.5)	(18.2)	(170.3)
Net Unrealized Gains on Other Securities	19	(371.9)	(67.6)	(304.3)
Net Deferred Hedge Gains	20	(20.3)	7.5	(27.9)
Other	21	(35.4)	1.6	(37.1)

Total Deferred Tax Liabilities	22	(616.3)	(76.5)	(539.7)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(38.8)	(75.7)	36.9
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(373.1)	(69.2)	(303.8)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(20.3)	7.5	(27.9)
Tax effects related to others	26	354.6	(14.0)	368.6

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-34

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2020 to September 30, 2025)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	182.8
Income before Income Taxes	2	195.3
Tax Adjustments (1)	3	(54.2)
Taxable Income before Current Deductible Temporary Differences (2)	4	141.0

Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	43.1

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2020.

Reference: Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2016	52.1
Fiscal 2017	40.5
Fiscal 2018	39.0
Fiscal 2019	31.7
First Half of Fiscal 2020 (estimate)	7.0

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2020 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2020		As of March 31, 2020
			Change
Reserves for Possible Losses on Loans	7	1.1	(0.0)	1.1
Impairment of Securities	8	9.8	(1.3)	11.1
Net Unrealized Losses on Other Securities	9	2.0	0.9	1.1
Reserve for Employee Retirement Benefits	10	4.2	(3.0)	7.2
Net Deferred Hedge Losses	11	2.6	0.5	2.0
Tax Losses Carried Forward	12	—	—	—
Other	13	4.2	(0.8)	5.1

Total Deferred Tax Assets	14	24.1	(3.8)	27.9

Valuation Allowance	15	(12.1)	0.4	(12.6)

Sub-Total [ 14 + 15 ]	16	11.9	(3.4)	15.3

Amount related to Retirement Benefits Accounting	17	(4.5)	(0.0)	(4.5)
Net Unrealized Gains on Other Securities	18	(18.4)	(4.9)	(13.4)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(0.3)	0.2	(0.5)

Total Deferred Tax Liabilities	21	(23.3)	(4.7)	(18.5)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(11.4)	(8.1)	(3.2)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	23	(18.4)	(4.9)	(13.5)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	2.6	0.5	2.0
Tax effects related to others	25	4.4	(3.7)	8.2

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2020		As of March 31, 2020
Aggregate Figures for the 2 Banks		Change

Deposits	111,266.7	4,390.6	106,876.1

Individual Deposits	46,586.8	1,568.2	45,018.6
Corporate Deposits	56,929.4	2,843.0	54,086.4
Financial/Government Institutions	7,750.4	(20.6)	7,771.0
Mizuho Bank
Deposits	108,133.6	4,353.8	103,779.8

Individual Deposits	45,730.4	1,570.0	44,160.3
Corporate Deposits	55,438.7	2,762.2	52,676.4
Financial/Government Institutions	6,964.4	21.4	6,943.0
Mizuho Trust & Banking
Deposits	3,133.1	36.8	3,096.2

Individual Deposits	856.4	(1.7)	858.2
Corporate Deposits	1,490.6	80.7	1,409.9
Financial/Government Institutions	785.9	(42.1)	828.0

Above figures do not include deposits booked at overseas offices and offshore deposits.

2-36

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of September 30, 2020		As of March 31, 2020
		Change
Directors, Executive Officers as defined in the Companies Act, and Auditors	45	(4)	49
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	119	(9)	128
The above numbers have been adjusted for those who are doubling other positions. (2) Number of Employees Consolidated
	As of September 30, 2020		As of March 31, 2020
		Change
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	56,383	(881)	57,264
Average number of temporary employees	15,636	(1,374)	17,010

The number of Employees excludes employees seconded outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

3. Number of Offices

Domestic: The 2 Banks and Mizuho Securities

	As of September 30, 2020		As of March 31, 2020
		Change
Mizuho Bank	464	—	464
Mizuho Trust & Banking	60	—	60
Mizuho Securities	244	(12)	256

The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

Overseas: The 2 Banks and Mizuho Securities

	As of September 30, 2020		As of March 31, 2020
		Change
Mizuho Bank	49	—	49
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2

The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

2-37

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2020

Consolidated

	(Billions of yen)
	Fiscal 2020
Ordinary Profits	460.0
Profit Attributable to Owners of Parent	350.0

Non-Consolidated
Mizuho Bank, Mizuho Trust & Banking
	(Billions of yen)
	Fiscal 2020
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	515.0	475.0	40.0
Ordinary Profits	285.0	250.0	35.0
Net Income	225.0	195.0	30.0

Credit-related Costs	(190.0)	(185.0)	(5.0)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

Note: Following the results from 1H, MHFG revised Earnings Plan for Fiscal 2020.

Consolidated

Ordinary Profits:

The latest announced estimates: ¥400.0 billion, Revised estimates: ¥460.0 billion, Changes from the original estimates: ¥60.0 billion, 15.0%

Profit Attributable to Owners of Parent:

The latest announced estimates: ¥320.0 billion, Revised estimates: ¥350.0 billion, Changes from the original estimates: ¥30.0 billion, 9.3%

Non-Consolidated

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF:

The latest announced estimates: ¥415.0 billion, Revised estimates: ¥515.0 billion, Changes from the original estimates: ¥100.0 billion, 24.0%

Ordinary Profits:

The latest announced estimates: ¥275.0 billion, Revised estimates: ¥285.0 billion, Changes from the original estimates: ¥10.0 billion, 3.6%

Net Income:

The latest announced estimates: ¥215.0 billion, Revised estimates: ¥225.0 billion, Changes from the original estimates: ¥10.0 billion, 4.6%

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-38

Mizuho Bank, Ltd.

Attachments

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥40,104,898	¥38,833,234	¥1,271,664
Call Loans	678,283	958,359	(280,075)
Receivables under Resale Agreements	3,333,942	8,599,865	(5,265,923)
Guarantee Deposits Paid under Securities Borrowing Transactions	157,087	122,001	35,086
Other Debt Purchased	412,646	430,330	(17,683)
Trading Assets	4,972,474	5,013,413	(40,939)
Money Held in Trust	503	503	(0)
Securities	42,991,477	34,372,765	8,618,712
Loans and Bills Discounted	83,740,979	80,871,269	2,869,710
Foreign Exchange Assets	1,861,555	1,966,593	(105,038)
Derivatives other than for Trading	4,343,885	5,164,666	(820,780)
Other Assets	3,177,217	2,939,258	237,958
Tangible Fixed Assets	850,953	843,058	7,894
Intangible Fixed Assets	355,541	357,432	(1,890)
Prepaid Pension Cost	615,727	556,273	59,454
Deferred Tax Assets	—	36,950	(36,950)
Customers’ Liabilities for Acceptances and Guarantees	6,259,247	6,535,786	(276,538)
Reserves for Possible Losses on Loans	(437,768)	(385,129)	(52,639)
Reserve for Possible Losses on Investments	(1,584)	(2,458)	874

Total Assets	¥193,417,069	¥187,214,174	¥6,202,895

Liabilities
Deposits	¥129,739,024	¥126,337,030	¥3,401,994
Negotiable Certificates of Deposit	13,684,178	12,706,349	977,829
Call Money	1,153,898	1,213,576	(59,678)
Payables under Repurchase Agreements	7,644,857	7,469,615	175,242
Guarantee Deposits Received under Securities Lending Transactions	292,521	276,869	15,652
Commercial Paper	921,282	411,089	510,193
Trading Liabilities	3,490,398	3,795,423	(305,025)
Borrowed Money	14,269,015	11,394,924	2,874,091
Foreign Exchange Liabilities	550,761	716,394	(165,633)
Bonds and Notes	1,002,105	1,100,670	(98,564)
Derivatives other than for Trading	4,177,619	4,843,165	(665,546)
Other Liabilities	2,880,720	3,175,327	(294,607)
Reserve for Bonus Payments	14,705	19,841	(5,135)
Reserve for Variable Compensation	491	765	(274)
Reserve for Possible Losses on Sales of Loans	1,142	637	504
Reserve for Contingencies	604	1,770	(1,165)
Reserve for Reimbursement of Deposits	23,407	25,943	(2,536)
Reserve for Reimbursement of Debentures	17,663	18,672	(1,009)
Deferred Tax Liabilities	38,812	—	38,812
Deferred Tax Liabilities for Revaluation Reserve for Land	62,555	62,695	(140)
Acceptances and Guarantees	6,259,247	6,535,786	(276,538)

Total Liabilities	186,225,016	180,106,550	6,118,465

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,167	2,286,328	(161)
Capital Reserve	655,450	655,418	32
Other Capital Surplus	1,630,716	1,630,910	(194)
Retained Earnings	2,354,886	2,472,640	(117,753)
Appropriated Reserve	353,908	315,177	38,731
Other Retained Earnings	2,000,977	2,157,463	(156,485)
Retained Earnings Brought Forward	2,000,977	2,157,463	(156,485)

Total Shareholders’ Equity	6,045,118	6,163,034	(117,915)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	941,359	736,239	205,120
Net Deferred Hedge Gains (Losses), net of Taxes	67,740	71,693	(3,953)
Revaluation Reserve for Land, net of Taxes	137,834	136,655	1,178

Total Valuation and Translation Adjustments	1,146,934	944,588	202,345

Total Net Assets	7,192,053	7,107,623	84,430

Total Liabilities and Net Assets	¥193,417,069	¥187,214,174	¥6,202,895

2-39

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2020 (A)	For the six months ended September 30, 2019 (B)	Change (A) - (B)
Ordinary Income	¥1,046,419	¥1,388,581	¥(342,161)
Interest Income	593,571	867,423	(273,852)
Interest on Loans and Bills Discounted	431,238	582,940	(151,701)
Interest and Dividends on Securities	112,486	134,804	(22,318)
Fee and Commission Income	249,820	227,012	22,808
Trading Income	73,501	67,321	6,179
Other Operating Income	92,307	140,491	(48,183)
Other Ordinary Income	37,219	86,333	(49,113)

Ordinary Expenses	913,892	1,093,174	(179,281)
Interest Expenses	215,786	541,399	(325,612)
Interest on Deposits	78,339	245,799	(167,459)
Fee and Commission Expenses	47,890	48,740	(850)
Trading Expenses	234	76	158
Other Operating Expenses	50,294	42,862	7,432
General and Administrative Expenses	392,026	383,927	8,099
Other Ordinary Expenses	207,659	76,167	131,492

Ordinary Profits	132,527	295,407	(162,880)

Extraordinary Gains	56,548	336	56,211

Extraordinary Losses	4,550	5,638	(1,088)

Income before Income Taxes	184,525	290,105	(105,580)
Income Taxes:
Current	46,504	65,965	(19,460)
Deferred	28,298	5,004	23,293

Net Income	¥109,722	¥219,135	¥(109,413)

2-40

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,235,246	¥1,766,799	¥468,446
Call Loans	6,345	14,678	(8,332)
Guarantee Deposits Paid under Securities Borrowing Transactions	32,855	198,053	(165,198)
Other Debt Purchased	167,398	32,493	134,905
Trading Assets	162,639	169,750	(7,110)
Money Held in Trust	8,018	7,125	892
Securities	695,685	958,624	(262,939)
Loans and Bills Discounted	3,465,966	3,367,475	98,490
Foreign Exchange Assets	9,110	7,865	1,244
Other Assets	270,761	359,752	(88,990)
Tangible Fixed Assets	100,808	86,705	14,102
Intangible Fixed Assets	28,021	30,529	(2,507)
Prepaid Pension Cost	78,345	65,759	12,585
Customers’ Liabilities for Acceptances and Guarantees	15,818	14,755	1,062
Reserves for Possible Losses on Loans	(3,441)	(3,689)	247

Total Assets	¥7,273,580	¥7,076,682	¥196,898

Liabilities
Deposits	¥3,133,125	¥3,096,295	¥36,830
Negotiable Certificates of Deposit	561,080	664,780	(103,700)
Call Money	626,275	807,706	(181,431)
Guarantee Deposits Received under Securities Lending Transactions	355,615	289,789	65,825
Trading Liabilities	166,077	170,146	(4,068)
Borrowed Money	462,502	255,860	206,642
Foreign Exchange Liabilities	2	23	(21)
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,336,263	1,055,510	280,752
Other Liabilities	23,236	142,457	(119,221)
Reserve for Bonus Payments	2,293	2,153	139
Reserve for Variable Compensation	190	368	(178)
Provision for Retirement Benefits	1,892	—	1,892
Reserve for Reimbursement of Deposits	1,797	1,907	(109)
Deferred Tax Liabilities	11,414	3,220	8,193
Acceptances and Guarantees	15,818	14,755	1,062

Total Liabilities	6,707,585	6,514,977	192,608

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	248,353	253,465	(5,111)
Appropriated Reserve	45,647	41,484	4,163
Other Retained Earnings	202,705	211,980	(9,274)
Retained Earnings Brought Forward	202,705	211,980	(9,274)

Total Shareholders’ Equity	511,228	516,339	(5,111)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	60,700	49,981	10,718
Net Deferred Hedge Gains (Losses), net of Taxes	(5,933)	(4,615)	(1,317)

Total Valuation and Translation Adjustments	54,767	45,365	9,401

Total Net Assets	565,995	561,705	4,289

Total Liabilities and Net Assets	¥7,273,580	¥7,076,682	¥196,898

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2020 (A)	For the six months ended September 30, 2019 (B)	Change (A) - (B)
Ordinary Income	¥89,548	¥95,561	¥(6,012)
Fiduciary Income	27,277	27,919	(641)
Interest Income	18,261	20,261	(2,000)
Interest on Loans and Bills Discounted	11,066	12,647	(1,581)
Interest and Dividends on Securities	6,154	6,532	(378)
Fee and Commission Income	29,087	29,143	(56)
Trading Income	488	508	(20)
Other Operating Income	7,749	15,278	(7,529)
Other Ordinary Income	6,684	2,449	4,234

Ordinary Expenses	73,729	73,859	(129)
Interest Expenses	4,797	6,801	(2,003)
Interest on Deposits	205	350	(144)
Fee and Commission Expenses	16,815	17,601	(785)
Trading Expenses	—	13	(13)
Other Operating Expenses	1,328	3,862	(2,533)
General and Administrative Expenses	40,447	39,656	791
Other Ordinary Expenses	10,340	5,923	4,416

Ordinary Profits	15,819	21,702	(5,883)

Extraordinary Gains	6,569	907	5,662

Extraordinary Losses	707	420	286

Income before Income Taxes	21,681	22,188	(507)
Income Taxes:
Current	2,181	3,107	(926)
Deferred	3,796	3,519	277

Net Income	¥15,704	¥15,562	¥142

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Mizuho Trust & Banking Co., Ltd.

Reference

Statement of Trust Assets and Liabilities

As of September 30, 2020	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	573,325	Money Trusts	24,649,662
Securities	123,858	Pension Trusts	3,355,051
Beneficiary Rights to the Trusts	64,114,439	Property Formation Benefit Trusts	4,645
Securities held in Custody Accounts	414,837	Investment Trusts	18,673,049
Money Claims	12,508,350	Money Entrusted Other than Money Trusts	1,895,964
Tangible Fixed Assets	8,460,577	Securities Trusts	13,664,620
Intangible Fixed Assets	356,170	Money Claims Trusts	11,401,488
Other Claims	251,043	Land and Fixtures Trusts	509,740
Due from Banking Account	1,336,263	Composite Trusts	14,468,123
Cash and Due from Banks	488,856	Other Trusts	5,375

Total	88,627,721	Total	88,627,721

Notes:
1. The statement is exclusive of the Trusts that are difficult to value monetarily.
2. Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥62,128,124 million.
3. Joint trust assets under the management of other companies: ¥185,613 million.

4.  There is no balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans,
or Loans Past Due for 3Months or More in the loans of trust accounts that guarantee principals in the agreement of ¥5,536 million.

Reference: Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	5,536	Principal	839,565
Securities	1	Reserve	17
Others	834,115	Others	71

Total	839,653	Total	839,653

2-43

Mizuho Trust & Banking Co., Ltd.

Reference

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Total Amount of Funds	31,703,564	31,015,448	688,116
Deposits	3,133,125	3,096,295	36,830
Negotiable Certificates of Deposit	561,080	664,780	(103,700)
Money Trusts	24,649,662	24,065,825	583,836
Pension Trusts	3,355,051	3,183,854	171,197
Property Formation Benefit Trusts	4,645	4,692	(47)
Loans and Bills Discounted	4,039,292	4,001,989	37,302
of Banking accounts	3,465,966	3,367,475	98,490
of Trust accounts	573,325	634,513	(61,188)
Securities for Investments	819,544	1,089,515	(269,970)
of Banking accounts	695,685	958,624	(262,939)
of Trust accounts	123,858	130,890	(7,031)

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Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥300,052	¥533,288	¥(233,236)
Cash Segregated as Deposits for Customers and Others	445,394	387,043	58,350
Trading Assets	7,877,065	6,461,814	1,415,251
Operating Investment Securities	32,991	33,430	(438)
Receivables Related to Margin Transactions	29,365	22,055	7,310
Collateralized Short-Term Financing Agreements-Receivable	4,500,354	4,296,231	204,123
Advances Paid	257	579	(322)
Securities: Fail to Deliver	47,446	12,971	34,475
Short-Term Loans Receivable	30,902	37,298	(6,395)
Other Current Assets	544,453	595,830	(51,377)
Less: Allowance for Doubtful Accounts	(7)	(7)	(0)
Noncurrent Assets
Property and Equipment	20,301	11,196	9,104
Intangible Assets	60,309	61,637	(1,327)
Investments and Other Assets	306,506	302,584	3,922

Total Assets	¥14,195,394	¥12,755,956	¥1,439,438

Liabilities
Current Liabilities
Trading Liabilities	¥4,996,970	¥5,032,193	¥(35,222)
Payables—Unsettled Trades	142,093	61,668	80,425
Payables Related to Margin Transactions	50,720	47,395	3,324
Collateralized Short-Term Financing Agreements-Payable	5,153,013	3,660,235	1,492,777
Deposits Received	401,439	350,409	51,029
Guarantee Deposits Received	337,440	370,607	(33,166)
Securities: Fail to Receive	32,352	2,029	30,323
Short-Term Borrowings	918,467	1,035,215	(116,748)
Commercial Paper	297,000	319,000	(22,000)
Bonds and Notes Due within One Year	152,257	137,358	14,898
Income Taxes Payable	2,577	3,022	(445)
Accrued Employees’ Bonuses	9,921	13,531	(3,609)
Provision for Variable Compensation	394	816	(422)
Provision for Bonus Point Redemption	—	487	(487)
Other Current Liabilities	37,110	53,465	(16,355)
Noncurrent Liabilities
Bonds and Notes	579,437	620,079	(40,641)
Long-Term Borrowings	138,400	135,600	2,800
Provision for Retirement Benefits	20,398	19,828	569
Other Noncurrent Liabilities	3,013	2,111	902
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,506	2,509	(3)

Total Liabilities	13,275,513	11,867,565	1,407,947

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid—in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	395,707	371,261	24,445
Other Retained Earnings	395,707	371,261	24,445
Retained Earnings Brought Forward	395,707	371,261	24,445

Total Shareholders’ Equity	902,524	878,078	24,445

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	27,259	20,066	7,193
Net Deferred Gains or Losses on Hedges, net of Tax	(9,902)	(9,754)	(147)

Total Valuation and Translation Adjustments	17,357	10,312	7,045

Total Net Assets	919,881	888,390	31,491

Total Liabilities and Net Assets	¥14,195,394	¥12,755,956	¥1,439,438

2-45

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the six months ended September 30, 2020 (A)	For the six months ended September 30, 2019 (B)	Change (A) - (B)
Operating Revenues	¥183,483	¥171,759	¥11,723
Commissions	81,518	72,003	9,514
Net Gain on Trading	61,738	50,169	11,569
Net Gain on Operating Investment Securities	222	2,163	(1,941)
Interest and Dividend Income	40,004	47,423	(7,418)

Interest Expenses	31,396	44,926	(13,530)

Net Operating Revenues	152,086	126,833	25,253

Selling, General and Administrative Expenses	122,541	113,688	8,853
Transaction-Related Expenses	32,744	26,083	6,660
Personnel Expenses	45,919	41,300	4,619
Real Estate Expenses	10,456	11,842	(1,386)
Administrative Expenses	19,566	21,153	(1,586)
Depreciation and Amortization	10,229	9,458	770
Taxes and Dues	2,460	2,294	165
Provision of Allowance for Doubtful Accounts	(16)	(25)	9
Other	1,181	1,581	(399)

Operating Income	29,545	13,144	16,400

Non-Operating Income	3,324	3,479	(154)
Non-Operating Expenses	75	67	7

Ordinary Income	32,794	16,556	16,238

Extraordinary Gain	6,740	185	6,554

Extraordinary Loss	1,586	464	1,122

Income before Income Taxes	37,948	16,276	21,671
Income Taxes:
Current	2,449	1,263	1,186
Deferred	3,495	2,739	755

Net Income	¥32,002	¥12,274	¥19,728

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